[00:06] [Randy Chung] I'm Randy Chung, CEO and a co-founder of SpaceFab.US.
We started SpaceFab because we want to give EVERYONE the ability to manufacture ANYTHING and EVERYTHING they want to in space.

Through asteroid mining and exponential manufacturing in space, the cost of manufacturing in space will approach zero, making it less expensive to manufacture objects in space than anywhere on Earth.

We are implementing a step-by-step path to address this trillion dollar market. Our first step is to build a profitable space telescope business by designing and operating the first commercial multipurpose space telescope in history.

I started my career working on communication satellites at Hughes Aircraft. At Western Digital, I designed the world's first single chip hard disk controller, the WD1010, which turned Western Digital into a billion dollar storage company. I've worked on image processing, CMOS imagers, and digital processing at Rockwell Semiconductor and Conexant. And I was the founder of a video streaming software company where I was the Chief Technology Officer for 15 years. At SpaceFab, I've come full circle, back to aerospace and satellites.

[01:16] [Sean League] Thank you Randy. Hi, I am Sean League, co-founder of SpaceFab.US. I have a degree in astrophysics and have been in the field of astronomy and optics my entire career. I have worked as a fiber optic engineer and have worked on anti missile laser systems. I have also been VP and director of sales for several astronomical companies. In addition, I have started five companies, including US Telescopes Incorporated. And now, I'm the Director of Spacecraft Development here at SpaceFab.

[01:43] [Randy Chung]

We will provide an on demand service for professional and amateur astronomers as well as serving the ground observation market. We expect to reach profitability with our first satellite, and a corporate partner has offered us two launch slots free of charge. We plan to launch additional satellites every 12 to 18 months for civil, government, and educational markets. And we are already working on technologies for the deep space missions to mine asteroids and for exponential space manufacturing.

Sean, please tell us about SpaceFab's first space telescope

[02:20] [Sean League] I'm leading the design of our first space telescope.

Here is an engineering model, based on a 12U cubesat standard. Using the cubesat standard increases efficiency, decreases the cost of building satellites, and decreases the launch cost.

Our satellite uses many off the shelf parts, creating a considerable cost savings. But, of course, we have some unique parts as well. One of these is the secondary mirror and extendable boom system. This allows us to stay in the economical 12U cubesat form factor, but utilize the large side of the spacecraft to have the maximum size telescope mirror. In this case, about 8 to 9 inches in diameter. This is 4 times the area of competitors scope at the same launch cost.

This extendable boom has to be solid and rigid once deployed. And one of our corporate partners, who builds extendable booms for NASA and the European Space Agency, will be designing and constructing the boom portion of the spacecraft.

This will be the first generation of telescope that we launch. The main telescope is a Planewave Dall-Kirkham design. And our satellite is being built for amateur and professional astronomers, as well as for ground observation customers. It will have color LRGB and narrowband filters for taking beautiful images, as well as research grade filters for photometry and spectroscopy.

The spacecraft contains three types of sensors. An 8 megapixel intesified EMCCD for UV, a 48megapixel for visible and near IR, and a 150 band hyper-spectral imager with 1.5 meter ground resolution.

The space telescope will be available to the public at a minute or hourly rate, as well as a quick response "on demand" rate for short lived events such as supernovae.

Important customers such as researchers will be able to schedule priority observations for specific times.

As to the communication side of things on this spacecraft, the housekeeping and pointing instructions will be sent up via the Globalstar network. And that's what this antenna on the side is for. But, the bandwidth using this method is expensive and limited, so we will be using a laser downlink to download the data back to Earth twice a day, using optical ground stations, also using Planewave telescope.

Another corporate partner, Fibersat, is launching a large communications satellite in 2019 and they have given us a spot, as a secondary payload, on their SpaceX Falcon 9. So, in mid 2019, we will be in space and start taking data!


[04:50] [Randy Chung] We're raising our seed round of funding now, which will be used to complete our space telescope design and to build and test our pre-flight satellite.

We have already filed one patent on our highly efficient ion engine accelerator, and we're writing more patents.

We expect our space telescope business to be profitable soon after our first satellite is launched.

Your investment will let us build our space telescope, the first step toward exponential manufacturing and asteroid mining, which will completely change what we can build in space, help us improve our life on Earth, and will let us explore and settle our solar system and beyond.

Thank you for the opportunity to tell you about SpaceFab.

[05:42] [Sean League] Thank you, and have a great day.

[05:48] Picture of text: Who We Are Randy Chung, Co-founder, CEO and Chairman of the Board Founder of EdgeStream, Inc. , Internet streaming video delivery CTO for 15 years, system and software System and integrated circuit Electrical Engineer, total of 25 years Satellite engineering, radar signal processing at Hughes Aircraft Developed a billion dollar product, world's first single chip hard disk controller at Western Digital, used in IBM PC-AT Developed CMOS imager integrated circuit products at Rockwell Semiconductor and Conexant

[05:52] Picture of text: Who We Are Sean League, Co-founder & Spacecraft Engineering Director Experienced company founder of US Telescopes, Inc. Astrophysicist, optical networking engineer, observatory and telescope sales and design nLight Inc. (anti-missile lasers), MCI Worldcom, Nortel

[05:56] Picture of text: Partners Dr. Robert Chung, Member of SpaceFab.US Board of Directors Visiting Professor at University of California at Berkeley, experienced in demography and statistical analysis Yen Choi, Member of SpaceFab Board of Advisors Co-founder and Board Member of Fibersat, a satellite operator. Co-founder and Board Member of Netcom Africa, a pan African Network Services Provider. Richard Hedrick, Member of SpaceFab Board of Advisors President and CEO of PlaneWave Instruments, manufacturer of observatory class astronomical telescopes.

[06:00] Picture of Waypoint satellite model

[06:02] Picture of Randy Chung holding Waypoint satellite model at Virgin
Galactic

[06:04] Picture of Sean League at SpaceCom exposition

[06:06] Picture of Waypoint satellite model at SpaceCom exposition

[06:08] Picture of PlaneWave and SpaceFab.US teams at American Astronomical Society meeting

[06:10] Picture of spacecraft central computer development system

[06:12] Picture of electron gun for electric propulsion test

[06:14] Picture of electric propulsion test

[06:16] Picture of electric propulsion test

[06:18] Picture of Randy Chung at 2017 Cubesat Workshop at Cal Poly San Luis Obispo

[06:20] Picture of Sean League and unknown person at Virgin Galactic

[06:22] Computer rendering of Waypoint satellite

[06:24] Picture of text: www.spacefab.us info@spacefab.us

[06:32] Picture of text: For investment information, please visit our website at www.spacefab.us/invest

[06:42] Picture of text: Or visit our wefunder profile at wefunder.com/spacefab